Free Writing Prospectus pursuant to Rule 433 dated October 20, 2020

Registration Statement No. 333-239610

Leveraged Buffered Equity-Linked Notes due
OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be November 2, 2023) is based on the performance of the common stock of Amazon.com, Inc. as measured from the trade date (expected to be October 30, 2020) to and including the determination date (expected to be October 30, 2023).

If the final index stock price on the determination date is greater than the initial index stock price (set on the trade date and may be higher or lower than the the actual closing price of one share of the index stock on that date), the return on your notes will be positive and will equal 1.5 times the index stock return, subject to the maximum settlement amount of $1,432.5 for each $1,000 face amount of your notes.

If the final index stock price declines by up to 20% from the initial index stock price, you will receive the face amount of your notes. If the final index stock price declines by more than 20% from the initial index stock price, the return on your notes will be negative and will equal the index stock return plus 20%. You could lose a significant portion of the face amount of your notes.

You should read the included preliminary pricing supplement dated October 20, 2020, which we refer to herein as the included preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the common stock of Amazon.com, Inc. (current Bloomberg ticker: “AMZN UW”)
Trade date:	expected to be October 30, 2020
Settlement date:	expected to be November 4, 2020
Determination date:	expected to be October 30, 2023
Stated maturity date:	expected to be November 2, 2023
Initial index stock price:	set on the trade date and may be higher or lower than the actual closing price of one share of the index stock on that date
Final index stock price	the closing price of one share of the index stock on the determination date
Index stock return:	the quotient of (i) the final index stock price minus the initial index stock price divided by (ii) the initial index stock price, expressed as a percentage
Cap price:	approximately 128.833% of the initial index stock price
Maximum settlement amount:	$1,432.5
Participation rate:	150%
Payment amount at maturity (for each $1,000 face amount of your notes)

●if the index stock return is positive (the final index stock price is greater than the initial index stock price), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the index stock return, subject to the maximum settlement amount;

●if the index stock return is zero or negative but not below -20% (the final index stock price is equal to the initial index stock price or is less than the initial index stock price, but not by more than 20%), $1,000; or

●if the index stock return is negative and is below -20% (the final index stock price is less than the initial index stock price by more than 20%), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index stock return plus 20% times (b) $1,000.

CUSIP/ISIN:	40057EGN1 / US40057EGN13

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be less than the $1,000 face amount of your notes.  See the included preliminary pricing supplement for a further discussion of the estimated value of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the included preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Hypothetical Payment Amount at Maturity

Hypothetical Final Index Stock Price (as a % of the Initial Index Stock Price)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	143.250%
180.000%	143.250%
150.000%	143.250%
128.833%	143.250%
125.000%	137.500%
115.000%	122.500%
105.000%	107.500%
100.000%	100.000%
96.000%	100.000%
92.000%	100.000%
88.000%	100.000%
80.000%	100.000%
75.000%	95.000%
50.000%	70.000%
25.000%	45.000%
0.000%	20.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the included preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

Preliminary pricing supplement dated October 20, 2020

Prospectus supplement dated July 1, 2020

Prospectus dated July 1, 2020

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the included preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	The Amount Payable on Your Notes Is Not Linked to the Level of the Index Stock at Any Time Other Than the Determination Date
▪	You May Lose a Substantial Portion of Your Investment in the Notes
▪	Your Notes Do Not Bear Interest
▪	The Potential for the Value of Your Notes to Increase Will Be Limited
▪	The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
▪	Your Notes May Not Have an Active Trading Market
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	If the Market Price of the Index Stock Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪	You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or
Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuer of the Index Stock or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	We Will Not Hold Shares of the Index Stock for Your Benefit
▪	You Have No Shareholder Rights or Rights to Receive Any Index Stock
▪	In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Common Stock of Another Company and Not the Issuer of the Index Stock
▪	Other Investors in the Notes May Not Have the Same Interests as You
▪	Past Index Stock Performance is No Guide to Future Performance
▪	As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes
▪	The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing
▪	There is No Affiliation Between the Index Stock Issuer and Us
▪	You Have Limited Anti-Dilution Protection
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	Certain Considerations for Insurance Companies and Employee Benefit Plans
▪	The Tax Consequences of an Investment in Your Notes Are Uncertain

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the included preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

The following preliminary pricing supplement is included as part of this free writing prospectus.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the included preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.